PANAMA DREAMING INC.

Edificio Torre El Cangrejo

Segundo piso, Of. No2

Panama City, Panama 0823-03260

October 24, 2011

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

                                                                                    RE:      Panama Dreaming Inc.

                                                                                                Amendment No. 2 to

                                                                                                Registration Statement on Form S-1

                                                                                                File No. 333-176312

                                                                                                Filed on September 28, 2011

Dear Ms. Jacobs:

            In response to your letter dated October 14, 2011, please be advised as to the following:

Prospectus Cover Page.

1.      The prospectus cover page has been revised as requested.

2.      This section has been updated to properly reflect the amount of “Proceeds to Us” of the per-share-minimum values.

Risk Factors.

General.

3.      The requested risk factor has been added.

4.      The requested risk factor as been added.

Dilution of the Price you Pay for Your Shares, page 12.

5.      The section has been revised to properly reflect the correct amount of dilution.

Item 17. Undertakings, page 44.

6.      Section A.4 has been removed as it was not applicable to our offering.

            Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

MIGUEL MIRANDA

Miguel Miranda, President and CEO